SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Foundation Medicine, Inc.

(Name of Subject Company)

Foundation Medicine, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per Share

(Title of Class of Securities)

350456100

(CUSIP Number of Class of Securities)

Robert W. Hesslein

Senior Vice President and General Counsel

150 Second Street

Cambridge MA, 02141

(617) 418-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable

Lisa R. Haddad

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

To:	Employees—Foundation Medicine <employees.foundationmedicine@foundationmedicine.com>
Subject:	Roche and Foundation Medicine definitive merger agreement

Dear FMI employees,

Earlier this morning, Roche and Foundation Medicine announced a definitive merger agreement between our organizations with the goal of accelerating personalized cancer care for individuals with cancer. Roche will acquire Foundation Medicine by purchasing all the outstanding stock that Roche does not already own, at a price of $137/share. You can find the joint press release attached to the email just sent from Communications.

While we’ll gather for a Town Hall today to discuss this catalytic event, I wanted to take this immediate opportunity to provide important perspective. First, I believe Foundation Medicine is in the strongest position of its eight-year history. Our CGP products and data services are driving meaningful change in the way individuals with cancer are treated. Personalized cancer care is a reality for many patients today, in part because of the hard work and tireless dedication of everyone at Foundation Medicine. That said, many of you have commented to me during my time as CEO that while Foundation Medicine has accomplished so much, we’re still just getting started. To me, this proposed merger with Roche allows us to hit the accelerator on our efforts to transform cancer care. The time is right to go faster in our efforts to make CGP testing broadly available and to explore new opportunities for growth at this pivotal time in cancer care. To this end, I’m excited about this next chapter of our evolution, both for what it means for our employees and for the patients, partners and customers we serve around the world.

The proposed merger will allow us to focus on speeding patient access to our suite of products, while also maintaining and expanding the indispensable role we play with current and new biopharma partners. We’ll also explore opportunities for new innovations, and important, strategic opportunities to broaden patient testing.

As many of you know from our work with Roche thus far, they value our innovative and entrepreneurial approach to everything we do. As such, Foundation Medicine will operate as an independent, wholly owned and autonomous entity once the merger is complete. We will maintain our operating structure and management team. I am delighted to lead the organization as CEO, reporting to Daniel O’Day, CEO of Roche Pharmaceuticals. The Foundation Medicine brand will also continue globally, a testament to its marquee status in the oncology community.

Over the last eight years, our molecular information has impacted more than 200,000 patients. With the support and synergies we can achieve with Roche, I’m both proud and motivated to contemplate the significant impact we can have on patients in the future. Together, we will make personalized healthcare a reality for all patients with cancer.

I look forward to seeing everyone later today.

Best regards,

Troy

Additional Information and Where to Find It

The tender offer by Roche Holdings, Inc. and 062018 Merger Subsidiary, Inc. for the outstanding common stock of Foundation Medicine, Inc. (“Foundation Medicine”) has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Roche Holdings, Inc. and 062018 Merger Subsidiary, Inc. will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) and Foundation Medicine will thereafter file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. These documents (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov. Copies of Foundation Medicine’s filings with the SEC may be obtained free of charge at the “Investors” section of Foundation Medicine’s website at http://www.foundationmedicine.com.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding anticipated actions by the Special Committee or the Company. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Express or implied forward-looking statements reflect our current views about our expectations, strategy, plans, prospects or intentions, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, uncertainties as to whether any transaction is eventually agreed between the Company and Roche or the timing of any such transaction; the possibility that various closing conditions of any transaction, if and once agreed, may not be satisfied or waived; the effect that Roche’s offer, this announcement or any eventual transaction have on our relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; and the risks described under the caption “Risk Factors” in Foundation Medicine’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the Securities and Exchange Commission, as well as other risks detailed in Foundation Medicine’s subsequent filings with the Securities and Exchange Commission, as well as the tender offer documents to be filed by 062018 Merger Subsidiary, Inc., a wholly-owned subsidiary of Roche Holdings, Inc., and the Solicitation/Recommendation Statement to be filed by Foundation Medicine, as well as the tender offer documents to be filed by 062018 Merger Subsidiary, Inc., a wholly-owned subsidiary of Roche Holdings, Inc., and the Solicitation/Recommendation Statement to be filed by Foundation Medicine. All information in this press release is as of the date of the release, and Foundation Medicine undertakes no duty to update this information unless required by law.